UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AFFIRMATIVE INSURANCE HOLDINGS, INC.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

008272106

(CUSIP number)

Affirmative Investment LLC Attention: Sally A. Rocker 717 Fifth Avenue 26th Floor New York, NY 10022 Phone: (212) 404-6804

(Name, address and telephone number of person authorized to receive notices and communications)

August 10, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 008272106	Page 2 of 9 Pages

(1)	Names of reporting persons Affirmative Investment LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None.
	(8)	Shared voting power 7,860,927 shares (See Item 5)
	(9)	Sole dispositive power None.
	(10)	Shared dispositive power 7,860,927 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,860,927 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 51.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO – Limited Liability Company

SCHEDULE 13D/A

CUSIP No. 008272106	Page 3 of 9 Pages

(1)	Names of reporting persons Affirmative Associates LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None.
	(8)	Shared voting power 7,860,927 shares (See Item 5)
	(9)	Sole dispositive power None.
	(10)	Shared dispositive power 7,860,927 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,860,927 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 51.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO – Limited Liability Company

SCHEDULE 13D/A

CUSIP No. 008272106	Page 4 of 9 Pages

(1)	Names of reporting persons J. Christopher Flowers
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S. Citizen
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None.
	(8)	Shared voting power 7,860,927 shares (See Item 5)
	(9)	Sole dispositive power None.
	(10)	Shared dispositive power 7,860,927 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,860,927 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 51.0% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 008272106	Page 5 of 9 Pages

(1)	Names of reporting persons New Affirmative LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable.
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None.
	(8)	Shared voting power 7,860,927 shares (See Item 5)
	(9)	Sole dispositive power None.
	(10)	Shared dispositive power 7,860,927 shares (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 7,860,927 shares (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 51.0% (See Item 5)
(14)	Type of reporting person (see instructions) OO – Limited Liability Company

SCHEDULE 13D/A

CUSIP No. 008272106	Page 6 of 9 Pages

This Statement on Schedule 13D/A (the “Statement”) is being filed as Amendment No. 6 to the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on June 30, 2005 (the “Original Statement”), as amended by Amendment No. 1 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 26, 2005 (the “First Amendment”), Amendment No. 2 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 31, 2005 (the “Second Amendment”), Amendment No. 3 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2006 (the “Third Amendment”), Amendment No. 4 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on September 1, 2006 (the “Fourth Amendment”) and Amendment No. 5 to the Statement on Schedule 13D filed with the Securities and Exchange Commission on March 28, 2011 (the “Fifth Amendment”). Capitalized terms used but not defined herein have the meaning set forth in the Original Statement, the First Amendment, Second Amendment, the Third Amendment, the Fourth Amendment and the Fifth Amendment.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is supplementally amended as follows:

As previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on August 15, 2011, on August 10, 2011, the Compensation Committee of the Company’s Board of Directors approved the Company’s offer to repurchase at par value all shares of restricted Common Stock previously granted by the Company to six employee grantees on March 18, 2011 (the “Repurchase”). In connection therewith, the Company’s Compensation Committee approved a form of restricted stock repurchase agreement (the “Stock Repurchase Agreement”) to be offered to each individual grantee in connection with the proposed repurchase transactions.

On August 10, 2011 each individual grantee accepted the Company’s offer to repurchase the restricted shares granted on March 18, 2011 by executing a Stock Repurchase Agreement. All of the shares were issued to the individual grantees on a restricted basis, subject to certain time and performance vesting criteria as set forth in separate restricted stock award agreements with each individual grantee.

As part of the March 18, 2011 restricted stock grants, each grantee executed an irrevocable voting proxy in favor of NAL, wherein each grantee assigned NAL the grantee’s right to vote all of the shares of restricted stock until the proxy terminated on the terms and conditions set forth therein. Thus, as a consequence of the Repurchase, NAL’s rights to vote any such shares of restricted stock have effectively terminated as of August 10, 2011, at which time those shares ceased to be considered outstanding for voting purposes.

The Reporting Persons intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain their holdings at their current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions, in each case subject to any applicable regulatory approval.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is supplementally amended as follows:

(a) Based upon information set forth in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, there were 15,408,358 shares of Common Stock outstanding as of September 30, 2011. After giving effect to the Repurchase, the Reporting Persons may be deemed to beneficially own 7,860,927 shares of Common Stock, representing approximately 51.0% of the issued and outstanding Common Stock.

(d) [Omitted.]

SCHEDULE 13D/A

CUSIP No. 008272106	Page 7 of 9 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is supplementally amended by reference to the disclosures in Items 4 and 5 of this Statement.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.	Description of Exhibit

1	Form of Restricted Stock Repurchase Agreement (incorporated by reference to Exhibit 10.1 of Affirmative Insurance Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on August 15, 2011, File No. 000-50795).

SCHEDULE 13D/A

CUSIP No. 008272106	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2012

AFFIRMATIVE INVESTMENT LLC

/s/ J. Christopher Flowers
By:	J. Christopher Flowers
Title:	Authorized Signatory

AFFIRMATIVE ASSOCIATES LLC

/s/ J. Christopher Flowers
By:	J. Christopher Flowers
Title:	Authorized Signatory

J. CHRISTOPHER FLOWERS

/s/ J. Christopher Flowers

NEW AFFIRMATIVE LLC

/s/ J. Christopher Flowers
By:	J. Christopher Flowers
Title:	Authorized Signatory

SCHEDULE 13D/A

CUSIP No. 008272106	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Form of Restricted Stock Repurchase Agreement (incorporated by reference to Exhibit 10.1 of Affirmative Insurance Holdings, Inc.’s Current Report on Form 8-K filed with the SEC on August 15, 2011, File No. 000-50795).